

Mail Stop 6010

March 21, 2008

<u>VIA U.S. MAIL AND FAX (408) 542-3001</u>

Peter V. Leigh
Chief Financial Officer
Omnivision Technologies, Inc.
1341 Orleans Drive
Sunnyvale, California 94089

> **Re: Omnivision Technologies, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2007**
> **Filed June 29, 2007**
> **File No. 000-29939**

Dear Mr. Leigh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2007

Note 1. Basis of Presentation, page 61

Revenue Recognition, page 65

1.   In addition to the revisions proposed in your response to our prior comment 1, please revise the note in future filings to disclose the significant terms of your sales arrangement with distributors, including the return and price protection rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

2.   Consistent with your response to our prior comment 1, please revise the note to disclose your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

3.   We note your response to prior comment 1. In light of fact that you are unable to estimate the credits you issue under the price protection provisions and, therefore, an unknown portion of the amount recorded as "deferred income" will never be recognized as revenue, please tell us how you concluded that "deferred income" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as "customer deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability.

4.   Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of April 30, 2007 and January 31, 2008. In addition, as we note that impairments of the deferred costs and price protection credits are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Further, please discuss any trends noted over the reported periods.

Peter V. Leigh
Omnivision Technologies, Inc.
March 21, 2008
Page 3

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Kaitlin Tillan
                                        Assistant Chief Accountant